Consent of Independent Registered Public Accounting Firm

The Board of Directors
Arrow Financial Corporation:

We consent to the incorporation by reference in the registration statements, Forms S-3 (No. 333-197927 and No. 333-187293) and Forms S-8 (No. 333-62719, No. 333-151550, No. 333-188479 and No. 333-188480) of Arrow Financial Corporation and subsidiaries of our reports dated March 10, 2016, with respect to the consolidated balance sheets of Arrow Financial Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Arrow Financial Corporation.

/s/ KPMG LLP

Albany, NY
March 10, 2016